SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Name of Registrant)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Filing of Annual Report on Form 20-F

On May 15, 2024, Formula Systems (1985) Ltd. (“Formula”) filed its Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”) with the Securities and Exchange Commission. On that same day, Formula issued a press release announcing the filing and providing information to its shareholders, including holders of American Depository Shares representing ordinary shares, as to how to obtain a copy of the 2023 Form 20-F, including the financial statements contained therein.

A copy of that press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit 99.1	Press Release: Formula Systems Announces Filing of 2023 Annual Report on May 15, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD
(Registrant)

By:	/s/ Asaf Berenstin
Asaf Berenstin Chief Financial Officer

Date: May 15, 2024

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Press Release: Formula Systems Announces Filing of 2023 Annual Report on May 15, 2024.

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